Exhibit 99.1

News/Announcements

NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR: NORANDA INC.

TSX SYMBOL: NRD.LV

NYSE SYMBOL: NRD

Noranda Announces Redemption of US$500 million in Junior Preference Shares

JUNE 21, 2005 - 16:31:02 ET

TORONTO, ONTARIO--(CCNMatthews - June 21, 2005) - Noranda Inc. (TSX:NRD.LV)(NYSE:NRD) today announced that it intends to redeem a total of 20,000,000, or US$500 million, of its outstanding Junior Preference Shares. The Junior Preference Shares will be redeemed on August 11, 2005 from holders of record on July 1, 2005. Noranda will utilize its cash balances of in excess of US$1.6 billion to fund the redemption.

In accordance with the terms of the Junior Preference Shares, Noranda will redeem shares of each series of the Junior Preference Shares on a pro rata basis as follows: 8,000,000 Junior Preference Shares, Series 1 (approximately 40% of shares outstanding, TSX: NRD.PR.X), 8,000,000 Junior Preference Shares, Series 2 (approximately 40% of shares outstanding, TSX: NRD.PR.Y), and 4,000,000 Junior Preference Shares, Series 3 (approximately 40% of shares outstanding, TSX: NRD.PR.Z). The number of shares to be redeemed from each holder within each series of Junior Preference Shares will also be determined on a pro rata basis. Each Junior Preference Share will be redeemed at a price of US$25.25 plus accrued and unpaid dividends for the period from and including July 1, 2005 to and including August 10, 2005.

As previously announced, Noranda and Falconbridge Limited propose to amalgamate and continue as one corporation to be named "Falconbridge Limited". Meetings of the companies' shareholders will be held on June 30, 2005 to approve the amalgamation. Under the amalgamation, each outstanding Junior Preference Share of Noranda will be converted into a junior preference share of the amalgamated company. The amalgamated company will complete the redemption of junior preference shares upon the terms described above.

After giving effect to the redemption of the 20,000,000 Junior Preference Shares, the amalgamated company will have outstanding 11,999,899 Junior Preference Shares, Series 1, 11,999,899 Junior Preference Shares, Series 2, and 5,999,903 Junior Preference Shares, Series 3.

Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Noranda's common shares are listed on The New York Exchange (NRD) and the Toronto Stock Exchange (NRD.LV). Noranda's website can be found at www.noranda.com.

Note: This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate", "will" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Noranda, to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in Noranda's Annual Report on form 40-F filed with the Securities and Exchange Commission. Noranda does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors: Noranda Inc.

Steven Douglas

Executive Vice-President and Chief Financial Officer

(416) 982-3554

steve.douglas@toronto.norfalc.com

or

Media: Noranda Inc.

Ian Hamilton

Director, Communications and Public Affairs

(416) 982-7161

ian.hamilton@toronto.norfalc.com